

January 21, 2011

<u>Via Facsimile and U.S. Mail</u>

Daniel Sternberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

> **Re:** **J.Crew Group, Inc.**
> **Amendment No. 2 to Schedule 13E-3 filed January 20, 2011**
> **File No. 5-81886**
> **Amendment No. 2 to Schedule 14A filed January 20, 2011**
> **File No. 1-32927**

Dear Mr. Sternberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Analyses by Goldman Sachs for the Company, page 42

1. We note that Goldman Sachs was not compensated *by the Company* for its analyses. Further, we note that the analyses were prepared at the request of management; please advise as to whether Goldman Sachs was compensated by management or clearly state that Goldman was not compensated for its analyses.

Analyses of Goldman Sachs, Financial Advisor to Parent, page 48

2. We note your response to comment four in our letter dated January 12, 2011. We note that during the past two years Goldman Sachs and its affiliates have performed investment banking services for TPG and its affiliates. Please revise to describe and quantify any compensation received for these investment banking services. In addition, under this heading, please revise to describe Goldman Sachs' role as a lender in the debt financing for the merger and describe and quantify any lending fees to be received. Refer to Item 1015(b)(4) of Regulation M-A.

Certain Effects of the Merger, page 52

3. We note your response to comment six in our letter dated January 12, 2011. Please revise to present the information in footnote (5) in a tabular format quantifying the number of shares of Class A and Class L common stock of Parent each affiliate will receive. Please also remove the brackets since you have already disclosed that the amounts may be reduced if additional members of management invest in Parent.

Prospective Financial Information, page 55

4. We note your response to comment five in our letter dated January 12, 2011. Please revise to state that the Adjusted September target model can be found under the "Analysis of Goldman Sachs, Financial Advisor to Parent" section.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions